August 26, 2009

Filed via EDGAR

Mr. William Friar Senior Financial Analyst United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re: Taylor Capital Group, Inc. (the "Company")

Form 10-K for December 31, 2008

File No. 0-50034

We acknowledge receipt of the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated August 12, 2009 (the "Letter"), relating to the Company's Form 10-K for the year ended December 31, 2008. As indicated in the conversation between our General Counsel, Steven Shapiro, and Mr. Lyon on August 25, 2009, the Company requests a brief extension of time so that we may respond appropriately to each of the comments in the Letter. This letter confirms our intention to file a response to the Letter on or before September 15, 2009.

Please do not hesitate to contact Mr. Shapiro at (847) 653-7380 if you have any questions or would like to discuss this matter further.

Very truly yours,

/s/ Randall T. Conte

Randall T. Conte

Chief Financial Officer

cc: David Lyon, SEC Division of Corporation Finance

Steven H. Shapiro, General Counsel and Secretary, Cole Taylor Bank